Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

CAPITAL INCREASE AGREEMENT

CAPITAL INCREASE AGREEMENT

On 23 December 2016, the Company entered into the Capital Increase Agreement with CSAHC, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland, pursuant to which the parties agreed the Company and CSAHC to increase their respective capital contribution in the total sum of RMB500 million to the Finance Company, in which RMB348,597,550 will be used in increasing the registered capital from RMB724,329,500 to RMB1,072,927,050, while RMB151,402,450 will be used to increase the capital reserve of the Finance Company. Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland, the non-wholly owned subsidiaries of the Company, has agreed to waive their rights of capital contribution.

Upon completion of the Capital Increase, the equity interests in the Finance Company held by CSAHC would remain as 66.022%, while the equity interests in the Finance Company held by Company would increase from 21.089% to 25.277%.

LISTING RULES IMPLICATIONS

As the CSAHC is a connected person of the Company under the Listing Rules, the transactions contemplated under the Capital Increase Agreement constitutes a connected transaction of the Company under the Listing Rules.

As one or more of the relevant applicable percentage ratios for the transactions under the Capital Increase Agreement is higher than 0.1% but less than 5%, the transactions contemplated under the Capital Increase Agreement is only subject to the reporting, annual review and announcement requirements but is exempt from the shareholders’ approval requirement under the Listing Rules.

I.	CAPITAL INCREASE AGREEMENT

Date

23 December 2016 (after trading hours)

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Parties

(a)	The Company

(b)	CSAHC

(c)	Xiamen Airlines

(d)	Shantou Airlines

(e)	Zhuhai Airlines

(f)	Nanland

Subject matter

Pursuant to the Capital Increase Agreement, the parties agreed that the Capital Increase shall be made in the following manner:

(a)	the Company and the CSAHC agreed to increase their respective capital contribution in the total sum of RMB500 million to the Finance Company, in which RMB348,597,550 will be used in increasing the registered capital from RMB724,329,500 to RMB1,072,927,050, while RMB151,402,450 will be used to increase the capital reserve of the Finance Company;

(b)	the Company agreed to make a capital contribution in the sum of RMB169,888,917.96 by way of cash to the Finance Company;

(c)	the CSAHC agreed to make a capital contribution in the sum of RMB330,111,082.04 by way of cash to the Finance Company;

(d)	Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland, the non-wholly owned subsidiaries of the Company, agreed to waive their rights of capital contribution.

The above amounts of capital contribution to the Finance Company were determined after arm's length negotiations among the parties with reference to, among other things, the net asset value of the Finance Company as at 31 May 2016 and the current respective proportion of shareholding of the parties in the Finance Company.

According to the valuation report dated 30 August 2016 prepared by China United Assets Appraisal Group Co., Ltd. (中聯資產評估集團有限公司) (an independent qualified valuer in the PRC), the valuation of the net assets value of the Finance Company amounted to RMB1,038,919,400 as of 31 May 2016 (equivalent to net asset value of RMB1.4343 per share of the Finance Company). Although the valuation was valued based on an income approach, the Finance Company is not a subsidiary of the Company as at the date of the announcement, and will not become a subsidiary of the Company upon completion of the Capital Increase, the valuation does not constitute a profit forecast under Rule 14.61 of the Listing Rules and Rules 14.60A and 14.62 of the Listing Rules.

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The respective capital contribution will be payable in full by each of the Company and the CSAHC to the Finance Company in cash within 60 business days upon obtaining the approval from the relevant regulatory authorities.

The Capital Increase Agreement shall take effect on the date of being signed and chopped by the legal representatives or the authorized representatives of both parties.

Shareholding structure of the Finance Company prior to and immediately after the Capital Increase

The following table is the summary of the changes of registered capital of the Finance Company prior to and immediately after the completion of the Capital Increase:

Shareholders	Capital contribution/ Shareholding prior to the completion of the Capital Increase		Capital contribution/ Shareholding after the completion of the Capital Increase
	RMB	%	RMB	%
CSAHC	478,218,390	66.022	708,370,220	66.022
Company	152,758,620	21.089	271,204,340	25.277
Xiamen Airlines	33,946,360	4.687	33,946,360	3.164
Shantou Airlines	33,946,360	4.687	33,946,360	3.164
Zhuhai Airlines	16,973,180	2.343	16,973,180	1.582
Nanland	8,486,590	1.172	8,486,590	0.791
Total	724,329,500	100.00	1,072,927,050	100.00

As shown above, upon completion of the Capital Increase, the equity interests in the Finance Company held by CSAHC would remain as 66.022%, while the equity interests in the Finance Company held by Company would increase from 21.089% to 25.277%.

II.	Reasons and benefits of the capital increase Agreement

The Finance Company is a non-bank financial company established under the approval of the PBOC according to the “Administrative Measures for Enterprise Group Finance Companies” and with a financial license issued by the China Banking Regulatory Commission.

Reference is made to the announcement of the Company dated 29 August 2016 in relation to the financial services framework agreement, pursuant to which the Finance Company agreed to provide the finance services to the Group, in particular, the provision of deposit and loan services. The Capital Increase will provide a long-term and stable fund resources to the Finance Company so that the Finance Company would be able to use more resources to provide the financial services to the Group.

The Finance Company is a regulated financial institution in the PRC, and it carries on its business with the limit to the registered capital. The Capital Increase would make the Finance Company to conduct more sizeable businesses such as investment, inter-institution borrowing, credit loan and would increase the fund utilization efficiency.

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In summary, the Company considers that the entering into the Capital Increase Agreement and the Capital Increase will enhance the finance conditions and therefore the development of the Finance Company and allow the Finance Company to further expand its business. The Company would also be able to share the benefit from the Finance Company’s profits by holding 25.277% equity interest directly, and 8.701% equity interest indirectly through its four subsidiaries, in the Finance Company.

The Board (including the independent non-executive Directors) considers that the terms of the Capital Increase Agreement were entered into after an arm's length negotiation and the terms therein are fair and reasonable, the said transactions contemplated under the Capital Increase Agreement are on normal commercial terms or better and in the ordinary and usual course of business of the Group; and is beneficial to the operation and long-term development of the Group and in the interests of the Company and its Shareholders as a whole.

III.	Listing Rules Implications

CSAHC and its associates, who were directly and indirectly holding an aggregate of 5,103,998,665 shares of the Company (representing approximately 51.99% of the issued share capital of the Company) as at the date of this announcement, is a connected person of the Company under the Listing Rules, the transactions contemplated under the Capital Increase Agreement constitutes a connected transaction of the Company under the Listing Rules.

As one or more of the relevant applicable percentage ratios for the transactions under the Capital Increase Agreement is higher than 0.1% but less than 5%, the transactions contemplated under the Capital Increase Agreement is only subject to the reporting, annual review and announcement requirements but is exempt from the shareholders’ approval requirement under the Listing Rules.

Among the 11 Directors, five connected Directors, Mr. Wang Chang Shun, Mr. Tan Wan Geng, Mr. Zhang Zi Fang, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Capital Increase Agreement. All remaining six Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolution was in compliance with the Company Law of the PRC and the Company’s articles of association.

IV.	general INFORMATION

Information relating to the parties of the Capital Increase Agreement

The principal business activity of the Company is that of civil aviation.

The principal business activity of CSAHC is that of operating and managing, on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies.

Xiamen Airlines is a non-wholly-owned subsidiary of the Company, and its principal business activity is that of civil aviation.

Shantou Airlines is a non-wholly-owned subsidiary of the Company, and its principal business activity is that of civil aviation.

Zhuhai Airlines is a non-wholly-owned subsidiary of the Company, and its principal business activity is that of civil aviation.

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Nanland is a non-wholly-owned subsidiary of the Company, and its principal business activity is that of provision of in-flight lunch box, food and drinks and other related labor diet to airlines.

Information relating to the Finance Company

The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references.

The following table contains certain financial information of the Finance Company which is prepared in accordance with the PRC Accounting Standards:

	For the five months ended 31 May	For the year ended 31 December
	2016 (audited) RMB million	2015 (audited) RMB million	2014 (audited) RMB million
Revenue	59.94	228.96	214.85
Net profit before tax	67.15	182.59	152.87
Net profit after tax	57.38	136.85	109.57

The audited net asset value of the Finance Company as of 31 December 2015 and 31 May 2016 was approximately RMB1,024.05 million and RMB1,025.80 million, respectively.

V.	DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

“Board”	the board of Directors

“Capital Increase”	the proposed capital increase in the Finance Company to be contributed by the Company and the CSAHC in an amount of RMB500 million as contemplated under the Capital Increase Agreement

“Capital Increase Agreement”	the capital increase agreement dated 23 December 2016 entered into by and amongst the Company, CSAHC, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	directors of the Company

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“Finance Company”	Southern Airlines Group Finance Company Limited, a company incorporated in the PRC with limited liability

“Group”	the Company and its existing subsidiaries

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Nanland”	Guangzhou Nanland Air Catering Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 55% by the Company as at the date of this announcement

“PBOC”	the People’s Bank of China, the central bank of the PRC

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“Shantou Airlines”	Shantou Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 60% by the Company as at the date of this announcement

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 55% by the Company as at the date of this announcement

“Zhuhai Airlines”	Zhuhai Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 60% by the Company as at the date of this announcement

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

23 December 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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